UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

The Board of Directors of Critical Metals Corp. (the “Company”) has scheduled its 2025 annual meeting (the “2025 Annual Meeting”) for December 29, 2025. The record date for determining the shareholders entitled to receive notice of and vote at the 2025 Annual Meeting is December 3, 2025. Additional information regarding the 2025 Annual Meeting will be provided in the Company’s notice of the 2025 Annual Meeting to be furnished with the SEC on a subsequent Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ John Thomas
Name:	John Thomas
Title:	General Counsel

Date: November 25, 2025

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